vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265
July 11, 2019
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tonya Aldave
vTv Therapeutics Inc.
Registration Statement on
Form S‑3 (File No. 333-232571)
Dear Ms. Aldave:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 of vTv Therapeutics Inc. (the “Company”) relating to the registration of 16,448,806 shares of the Company’s Class A common stock, par value $0.01 per share, to be sold by certain selling stockholders named therein, be accelerated to July 15, 2019 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Lawrence G. Wee of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3052.
*****

Very truly yours,

VTV THERAPEUTICS INC.

By:	/s/ Rudy Howard
Name: Rudy Howard
Title: Chief Financial Officer